

July 1, 2010

Ruth Porat
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed April 12, 2010**
> **Form 8-K**
> **Filed April 21, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your response letter dated May 28, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity Management Policies

Liquidity Reserves, page 78

1.   We note your response to our prior comment five. Please confirm for us that, in addition to including total assets by investment, you will also disclose the ease with which these assets could be liquidated. To the extent any of these assets are pledged as collateral in the future, please include that information in your disclosure.

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Fair Value Disclosures, page 135

2.   We note your response to our prior comments 12 and 13. Please confirm for us that you will disclose further detail of the investment line item by asset type (private equity fund, real estate funds, hedge funds, etc.) and whether the company expects to provide any financial support to these funds on a voluntary basis.

3.   We note your response to our prior comment 15. Please quantify for us the impact your credit review process has had on the carrying value of loans originated by the company. Please tell us how you determined any negative valuation adjustment or allowance from the subsequent credit review process did not relate to factors that existed when the loans were originated.

Form 10-Q for the quarterly period ended March 31, 2010

General

4.   We note your disclosure beginning on page 27 of the Form 10-K for the year ended December 31, 2009 regarding the various litigation matters to which the Company is exposed. We also note that you have not disclosed in your financial statement footnotes:
(i)   the nature of the contingency;
(ii)   the possible loss or range of loss; or
(iii)   a statement that an estimate of the loss cannot be made
ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the nature of the accrual or the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the second quarter Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

5.   We note from news reports that you have agreed to pay $102 million to the Commonwealth of Massachusetts to settle an outstanding lawsuit. With respect to this settlement, please tell us how you have complied with ASC 450-20 in prior periodic filings. Specifically, tell us when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25. Additionally, tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose the loss contingency related to this litigation or an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraphs 3 and 4 of ASC 450-20-50.

6.   In your Form 10-Q for the quarter ended March 31, 2010, we note that you have not provided any discussion concerning investigations by authorities, which were recently reported by several news outlets, related your involvement with collateralized debt obligations. Please tell us why you did not include any discussion of these investigations in your first quarter 10-Q. Also, tell us whether you intend to include disclosure in your next quarterly report and if not, tell us your basis for excluding it.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or me at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant